[Letterhead of Altra Industrial Motion Corp.]

Via EDGAR

June 21, 2018

Ms. Kate McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Altra Industrial Motion Corp.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 23, 2018

File No. 001-33209

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Filed May 9, 2018

File No. 001-22309

Dear Ms. McHale:

On behalf of Altra Industrial Motion Corp. (“Altra” or the “Company”), we hereby respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 7, 2018. For the Staff’s convenience, the comments have been duplicated in this letter along with the corresponding responses.

* * *

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Note 4. Revenue Recognition, page 7

1.	We note your disclosure of sales disaggregated by each reportable segment. We also note your discussions of sales by end market (e.g., oil and gas, metal market, material handling, et. al.) within your first quarter 2018 investor presentation and earnings call. In your earnings call, you also shared your belief that the merger with Fortive’s Automation & Specialty platform will expand your presence into new industries and reduce your relative exposure to more cyclical end markets such as mining, renewable energy and oil and gas. Please tell us how you considered ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 in determining whether to disclose sales disaggregated by end market.

Response: In response to the Staff’s comment, the Company notes that in considering the application of ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 the Company examined its current suite of industrial motion control products, including overrunning clutches and brakes, electro-magnetic clutches and brakes, linear actuators, industrial bearings, gearing and belted drives, and couplings and concluded that the nature, amount, timing, and uncertainty of revenue recognized from contracts with customers would not change based on the product type or end market. Further, the Company acknowledges the Staff’s comment with respect to our discussion of sales by certain end markets within our first quarter 2018 investor presentation and earnings call and respectfully advises the Staff that, while the end markets are different, the revenue recognized is entirely from the sale of industrial products and the nature, amount, timing and uncertainty of revenue recognition does not change based on those end markets (i.e. all revenue is recognized at a point in time). We further note that the sales cycle, distribution channels, product life cycles, manufacturing processes and other economic factors are similar. Given these factors, we concluded that no disaggregation was necessary.

The Company also considered that the source of the data that is included in the investor presentation is derived from multiple customer relationship management (“CRM”) systems as well as from shipping data and not from our general ledger. While the data is considered reliable and is subject to various disclosure controls, the underlying systems and data are not subject to our system of internal controls and is not easily reconciled to the revenue reported in our financial statements. As noted in the investor presentation, the data is presented as percentages of our total revenues rather than actual reported revenues. We further note that the compilation of our end market data is an annual exercise that utilizes information that is not readily available at interim reporting periods and is manually derived from multiple CRM and shipment systems.

The Company believes that the presentation of revenues, disaggregated by reportable segment, is sufficient to enable users of the financial statements to understand how the nature, amount, timing, and uncertainty of revenue cash flows are affected by economic factors as required by ASC 606-10-50-5.

Form 10-K for Fiscal Year Ended December 31, 2017

Results of Operations

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016 Restructuring Costs, page 34

2.	We note you recorded $4.1 million in restructuring costs in 2017, of which $3.5 million related to the 2015 Altra Plan and $.6 million related to the 2017 Altra Plan. We also note you recorded $9.8 million and $7.2 million in restructuring costs in 2016 and 2015 related to the 2015 Altra Plan. Please expand your disclosure to quantify and discuss the expected costs savings, the initial period in which those savings are expected to be realized, and the income statement line items to be impacted. Please also include a discussion of whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response: In accordance with the Staff’s comment, the Company proposes to update the disclosures in Item 2 of the Quarterly Report Form 10-Q for the period ended June 30, 2018, to include the additional disclosure (underscored for emphasis). We propose to include the following:

Quarter Ended June 30, 2018 compared to Quarter Ended June 30, 2017

Restructuring Costs

During 2015, the Company adopted a restructuring plan (“2015 Altra Plan”) in response to weak demand and to make certain adjustments to improve business effectiveness, reduce the number of facilities and streamline the Company’s cost structure. The actions taken pursuant to the 2015 Altra Plan included reducing headcount and limiting discretionary spending to improve profitability. The Company does not expect to incur any additional material costs as a result of the 2015 Plan. The restructuring actions under the 2015 Plan realized approximate savings of $1.5 million for the quarter ended June 30, 2017. The cost savings for the quarter ended June 30, 2017 were recognized as improvements in Cost of Sales of approximately $1.1 million and $0.4 million of SG&A. The total 2015 Plan savings were in line with the Company’s expectations.

During the quarter ended September 30, 2017, the Company commenced a new restructuring plan (“2017 Altra Plan”) as a result of the Stromag acquisition and to rationalize its global renewable energy business. The actions taken pursuant to the 2017 Altra Plan include reducing headcount, facility consolidations and the elimination of certain costs. Approximately $X million of the expense in the current quarter is related to activity in the Couplings, Clutches and Brakes segment under the 2017 Altra Plan. The company expects to incur approximately $1.0 to $3.0 million in additional expense through 2019 related to the 2017 Altra Plan. The cost savings for the quarter ended June 30, 2018 were recognized as improvements in Cost of Sales of approximately $0.3 million and $0.3 million of SG&A. The total 2017 Plan savings are in line with the Company’s expectations

Year to Date Ended June 30, 2018 compared to Year to Date Ended June 30, 2017

Restructuring Costs

During 2015 the Company adopted a restructuring plan (“2015 Altra Plan”) in response to weak demand in Europe and to make certain adjustments to improve business effectiveness, reduce the number of facilities and streamline the Company’s cost structure. The actions taken pursuant to the 2015 Altra Plan included reducing headcount, facility consolidations and related asset impairments and limiting discretionary spending to improve profitability. The Company does not expect to incur any additional material costs as a result of the 2015 Plan. The company took restructuring actions which realized approximate annual savings of $3.0 million and $3.7 million in 2017 and 2016, respectively, and estimates future annual savings, for the remainder of 2018 through 2019, to be approximately $0.7 million. The cost savings, through 2018, were recognized as improvements in SG&A and Cost of Sales of approximately $2.0 million and $5.4 million, respectively. The estimated future savings through 2019 are expected to improve Cost of Sales and SG&A by $0.5 million and $0.2 million, respectively. The total 2015 Plan savings are in line with the Company’s expectations.

During the quarter ended September 30, 2017, the Company commenced a new restructuring plan (“2017 Altra Plan”) as a result of the Stromag acquisition and to rationalize its global renewable energy business. The actions taken pursuant to the 2017 Altra Plan include reducing headcount, facility consolidations and the elimination of certain costs. The company expects to incur approximately $1.0 to $3.0 million in additional expense through 2019 related to the 2017 Altra Plan. The Company has achieved annual savings of $1.1 million year to date in 2018, and estimates additional future savings through 2019 to be approximately $2.3 million. The cost savings through 2018 were recognized as improvements in SG&A and Cost of Sales of approximately $0.4 million and $0.7 million, respectively. The estimated future savings through 2019 are expected to improve SG&A and Cost of sales by $0.6 million and $1.7 million, respectively. The total 2017 Plan savings are in line with the Company’s expectations.

***

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely, ALTRA INDUSTRIAL MOTION CORP.

By:	/s/ Christian Storch
Christian Storch Vice President and Chief Financial Officer